May 26, 2005

United States Securities & Exchange Commission

Washington, D.C. 20549

ATTN:  Pamela A. Long, Assistant Director

                    Re:  SmartMetric, Inc.

                            Pre-effective Amendment No. 3 to Registration Statement on Form SB-2

                            Filed May 23, 2005

                            File No. 333-118801

Dear Ms. Long:

Please be advised that there is an error in the Financial Statements filed with the Pre-effective Amendment No. 3 to Registration Statement on Form SB-2 Filed May 23, 2005 for SmartMetric, Inc.   Please disregard the Financial Statements filed with this amendment.

We have corrected this error in the Financial Statements included in Pre-effective Amendment No. 4 to Registration Statement on Form SB-2 Filed May 26, 2005.

If you have any further questions, please feel free to contact the undersigned.

Very truly yours,

/s/ Andrea I. Weinstein

Andrea I. Weinstein

AIW: kc-w